SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 4, 2005

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Buenos Aires, November 4, 2005

Messrs

Buenos Aires Stock Exchange

Re.: Information foreseen by Article 23 of the Buenos Aires Stock Exchange Regulation

We hereby inform you the results of the requirement made by the Company to its controlling shareholder, Compañía de Inversiones de Energía S.A. (“CIESA”) and to the then shareholders of said Company (Enron Pipeline Company Argentina S.A. (“EPCA”), Enron Argentina CIESA Holdings S.A. (“EACH”), Petrobras Energía S.A. (“PESA”) and Petrobras Hispano Argentina S.A. (“Petrobras Hispano”)). The requirement was made within the renegotiation process of the License of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) undertaken by the Argentine Government in accordance to article 9 of Law No. 25,561, dated July 20,2005. The renegotiation process is being carried out under the terms of the Letter of Understanding proposed by the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, a public committee depending from the Argentine Government, currently in charge of the renegotiation of the utility contracts with the private companies.

The requirement formulated by TGS intended to know if such companies and/or their controlled companies or controlling companies, have initiated or have the intention to initiate in the future claims against the Republic of Argentina based on or associated to the facts and measures arising from the economic emergency situation established by the Law No. 25,561 and by the cancellation of the application of the United States Producer Price Index to the regulated tariff (as set in the License granted to the Company) and, if the case, should they be inclined to suspend and then resign to the said actions and to the rights that have been or may be invoked on those demands against the Republic of Argentina.

PESA and Petrobras Hispano sent their replies to the requirement formulated by the Company last November 2, 2005. Both confirmed that they have not initiated nor do they have the intention of initiating in the future a claim against the Republic of Argentina. Furthermore, both companies stated that they are ready to desist, should it be the case, in accordance to an agreement which meets the interests of the parties involved, in an integral and express manner of the rights which they may eventually claim with relation to the events and measures mentioned in the requirement.

On November 3, 2005, CIESA responded pointing out it has not initiated nor has the intention to initiate in the future any claim against the Republic of Argentina based on or associated with the facts mentioned in our requirement.

Finally, on November 3, 2005, Ponderosa Assets L.P. (“Ponderosa”) as controller of EPCA and EACH informed on the existence of a claim which, jointly with Enron Corp, has been initiated against the Republic of Argentina before the International Center for the Settlement of Investment Disputes (“ICSID”) on the basis of the losses undergone as a consequence of the events referred to in our requirement. Ponderosa informed that: (i) it currently has (provided that CIESA’s restructuring process is approved by Ente Nacional Regulador del Gas and the Comisión Nacional de Defensa de la Competencia) approximately 20% of the TGS’s capital stock and votes through their subsidiaries EACH, EPCA and Enron de Inversiones de Energía SCA (“EDIDESCA”), (ii) considers that its claim will prevail in the arbitration audiences to take place in November/ December of this year, (iii) it is privy to Argentine Government’s position not to renegotiate an increase of the gas tariff with the companies whose shareholders have claims against the Republic of Argentina, (iv) the renunciation to its action before the ICSID would result in an economic benefit to all TGS’s shareholders while will have only a proportional impact on Ponderosa based on its shareholding in TGS, (v) it would consider resigning to its claim in benefit of all of TGS’s shareholders only in the case that Ponderosa would be fairly compensated, and (vi) in the case of not being compensated, Ponderosa will continue with its claim before the ICSID.

Sincerely,

Eduardo Pawluszek

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Juan Martín Encina
	Name:	Juan Martín Encina
	Title:	Senior Legal Counsel